Emerald Health Therapeutics to Close Greater Vancouver Production Facility

VANCOUVER, February 18, 2021- Emerald Health Therapeutics, Inc. ("Emerald") (TSXV: EMH; OTCQX: EMHTF) today announced that it will cease operations at its cannabis production facility in Greater Vancouver, British Columbia effective March 31, 2021 and will consider strategic alternatives for this facility.

"Closing our Greater Vancouver production facility is part of Emerald's revised business strategy and transition away from the value segment of the cannabis market toward science-driven product development and the defined-scale production of premium cannabis in our St. Eustache, Quebec facility targeting consumers in Quebec, Ontario, and other key markets, along with the medical cannabis segment of the market," said Riaz Bandali, President & CEO of Emerald.

"This action is expected to save Emerald approximately $4 million in annual operating expenses and will enable us to devote more time, resources and investment related to potential opportunities beyond Canada."

Approximately 10 positions will be made redundant by the closure of the Greater Vancouver production facility. Emerald will continue to operate its St. Eustache and Victoria facilities as well as its separate, purpose-designed R&D facility in Greater Vancouver.

About Emerald Health Therapeutics

Emerald is committed to creating new consumer experiences with distinct recreational, medical and wellness-oriented cannabis products with an emphasis on innovation and production excellence.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer
(800) 757 3536 Ext. #5

Emerald Investor Relations

(800) 757 3536 Ext. #5

invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include: the closure of the Greater Vancouver production Facility and its impact on Emerald's business; and the implementation of Emerald's business strategy.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; regulatory changes; changes in prices and costs of inputs; demand for products; changes in business strategy; as well as the risk factors described in Emerald's annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Emerald undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.